SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )

A.M. Castle & Co.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

148411309
(CUSIP Number)

John Oliva
Highbridge Capital Management, LLC
40 West 57th Street, 32nd Floor
New York, New York 10019
(212) 287-4900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2017
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Page 1 of 15 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 148411309	SCHEDULE 13D	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 509,105
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 509,105
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 509,105
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 148411309	SCHEDULE 13D	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON 1992 MSF International Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 425,850
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 425,850
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 425,850
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 148411309	SCHEDULE 13D	Page 4 of 15 Pages

Item 1.	SECURITY AND ISSUER

This Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.01 per share (the "Common Stock") of A.M. Castle & Co., a Maryland corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1420 Kensington Road, Suite 220, Oak Brook, Illinois 60523.

Item 2.	IDENTITY AND BACKGROUND.

(a), (f) This statement is filed by Highbridge Capital Management, LLC, a Delaware limited liability company ("Highbridge Capital") and 1992 MSF International Ltd. ("MSF International" and, together with Highbridge Capital, the "Reporting Persons"), a Cayman Islands exempted company. Highbridge Capital serves as the trading manager of MSF International and 1992 Tactical Credit Master Fund, L.P., a Cayman Islands exempted limited partnership ("1992 Tactical" and together with MSF International, the "Funds") with respect to the shares of Common Stock directly held by the Funds.

(b) The principal business address of MSF International is c/o HedgeServ (Cayman) Ltd., Willow House, Cricket Square 3rd Floor, George Town, Grand Cayman. The principal business address of each of the other Reporting Persons is 40 West 57th Street, 32nd Floor, New York, New York 10019.

(c) Highbridge Capital is primarily engaged in the business of providing management services to investment funds and is the investment manager of the Funds. MSF International is primarily engaged in investing in securities.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceedings, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or violation with respect to such laws.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

The filing of this statement should not be construed as an admission that the Reporting Persons were, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of the Common Stock reported herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On August 31, 2017 (the "Effective Date"), the Issuer and certain of its direct subsidiaries (collectively, the "Debtors") emerged from bankruptcy (the "Reorganization") pursuant to a joint prepackaged plan of reorganization under chapter 11 of the United States Bankruptcy Code (the "Plan").

In connection with the Reorganization and pursuant to the Plan, the Reporting Persons received 398,005 shares of Common Stock and $34,251,356 aggregate principal amount of the Issuer's 5.00% / 7.00% Convertible Senior Secured PIK Toggle Notes due 2022 (the "Convertible Notes") in respect of claims with respect to $54,195,672 aggregate principal amount of the Issuer's 12.75% Senior Secured Notes due 2018 (the "2018 Notes").

CUSIP No. 148411309	SCHEDULE 13D	Page 5 of 15 Pages

In connection with the Reorganization and pursuant to the Plan, the Reporting Persons received 111,100 shares of Common Stock and $1,157,299 aggregate principal amount of Convertible Notes in respect of claims with respect to $8,267,000 aggregate principal amount of the Issuer's 5.25% Convertible Senior Secured Notes due 2019 (the "2019 Notes").

Item 4.	PURPOSE OF TRANSACTION.

The information contained in Items 3 and 6 of this Schedule 13D is incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a, b) The responses of each Reporting Person to Items 7 through 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

As of the date hereof, Highbridge Capital, as the trading manager of the Funds may be deemed to be the beneficial owner of 509,105 shares of Common Stock, constituting 13.6% shares of Common Stock (assuming there is a total of 3,734,385 shares of Common Stock of the Issuer outstanding (including grants made under the Issuer's Management Incentive Plan)) based on the Issuer's Form 8-A filed with the Securities and Exchange Commission (the "SEC") on August 31, 2017.

Highbridge Capital has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 509,105 shares; has the sole power to dispose or direct the disposition of 0 shares; and has the shared power to dispose or direct the disposition of 509,105 shares.

As of the date hereof, MSF International may be deemed to be the beneficial owner of 425,850 shares of Common Stock, constituting 11.4% of the Issuer's shares of Common Stock (assuming there is a total of 3,734,385 shares of Common Stock of the Issuer outstanding (including grants made under the Issuer's Management Incentive Plan)).

MSF International has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 425,850 shares; has the sole power to dispose or direct the disposition of 0 shares; and has the shared power to dispose or direct the disposition of 425,850 shares.

Because of the relationship between the Reporting Persons and the other stockholders of the Issuer party to the Stockholders Agreement, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Act, to beneficially own a total of 3,156,383 shares of Common Stock, which represents the aggregate number of shares of Common Stock beneficially owned by the parties to the Stockholders Agreement. 3,156,383 shares of Common Stock represents 84.5% of the total number of shares of Common Stock (assuming there is a total of 3,734,385 shares of Common Stock of the Issuer outstanding (including grants made under the Issuer's Management Incentive Plan)).

(c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons within the last 60 days.

(d) No person other than the Reporting Persons and the Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Funds.

CUSIP No. 148411309	SCHEDULE 13D	Page 6 of 15 Pages

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Stockholders Agreement

Pursuant to the Plan, on the Effective Date, the Issuer and certain of its stockholders (the "Stockholder Parties") entered into a Stockholders Agreement (the "Stockholders Agreement"). The Stockholder Parties include the Reporting Persons, Whitebox Advisors LLC ("Whitebox"), SGF, Inc. ("SGF"), Corre Partners Management, LLC ("Corre"), Wolverine Flagship Fund Trading Limited ("WFF"), and certain members of the Issuer's management. Under the Issuer's Articles of Amendment and Restatement (the "Charter") and Amended and Restated Bylaws (the "Bylaws"), any inconsistency between the Charter or Bylaws, on the one hand, and the Stockholders Agreement, on the other hand, will be resolved in favor of the Stockholders Agreement, except to the extent the conflicting provisions are based on mandatory provisions of Maryland law.

Board Composition. Under the Stockholders Agreement, the Stockholder Parties have agreed that the Issuer's initial board of directors will be comprised of five directors, as follows: (i) one director designated by Whitebox; (ii) one director designated by the Reporting Persons; (iii) one director designated by SGF; (iv) one director, who must be an Independent Director, designated by mutual agreement of Corre and WFF (together with the Reporting Persons, Whitebox and SGF, the "Designating Stockholders"); and (v) one director, who must be the President and Chief Executive Officer of the Issuer. The term "Independent Director" is defined to refer to a director who qualifies as an "independent director" of the Issuer under NASDAQ Marketplace Rule 5605(a)(2) (assuming for this purpose that it applies to such person).

Under the Stockholders Agreement, the Stockholder Parties have agreed that, following the Effective Date, (i) the number of Directors will be fixed from time to time by the Issuer's board of directors as provided for in the Charter and Bylaws and (ii) the Designating Stockholders will continue to have the right to designate members of the Issuer's board of directors until such time as such right (a "Board Designation Right") may be lost in accordance with the Stockholders Agreement.

In general, each committee of the board of directors must include a director designated by a Designating Stockholder, for so long as such Designating Stockholder retains its Board Designation Right and to the extent requested by such Designating Stockholder.

The Stockholder Parties have agreed, in the Stockholders Agreement, to vote all of their shares of Common Stock and other voting equity securities, execute proxies or written consents, as the case may be, and take all other necessary action in order to ensure that the composition of the Board is as set forth in the Stockholders Agreement and to ensure that the Charter and Bylaws both (i) facilitate, and do not at any time conflict with, any provision of Stockholders Agreement and (ii) permit the Stockholder Parties to receive the benefits to which they are entitled under the Stockholders Agreement.

Preemptive Rights. Until the earlier of an initial public offering or a change of control of the Issuer, each Stockholder Party that owns at least 5% of the then-issued and outstanding shares of New Common Stock has preemptive rights with respect to any proposal by the Issuer to issue, in a single transaction or a series of related transactions, any additional stock or other equity securities, or any rights to subscribe for, or option to purchase, or otherwise acquire, any stock or equity securities of the Issuer to any affiliate(s) or stockholder(s) of the Issuer holding in the aggregate at least 10% of the issued and

CUSIP No. 148411309	SCHEDULE 13D	Page 7 of 15 Pages

outstanding shares of the Common Stock, or enter into any contract relating to the issuance of such securities through a private issuance or private placement to such person(s).

Restrictions on Transfer. Shares of Common Stock held by the Stockholder Parties, and the rights of Stockholder Parties under the Stockholders Agreement, are subject to restrictions on transfer as set forth in the Stockholders Agreement.

Tag-Along Rights. The Stockholders Agreement provides that, in the event that one or more Stockholder Parties (the "Selling Stockholders") propose to transfer, in a single transaction or a series of related transactions, to a third party purchaser twenty percent (20%) or more of the issued and outstanding shares of Common Stock in certain types of transfers permitted or approved in accordance with the Stockholder Agreement (any such transfer, a "Tag-Along Sale"), each other Stockholder Party shall have the right, but not the obligation, to participate in such Tag-Along Sale at the same price per share of Common Stock as the Selling Stockholders and on the same terms as the Tag-Along Sale proposed by the Selling Stockholders.

Drag-Along Rights. The Stockholders Agreement provides that, in the event that one or more Stockholder Parties collectively holding at least a majority in interest in the aggregate of the issued and outstanding shares of Common Stock of the Issuer (the "Dragging Stockholders") receive an offer from a third party purchaser to purchase or otherwise acquire in a transaction (or a series of related transactions) at least a majority of the issued and outstanding shares of Common Stock of the Issuer (any such transaction, a "Drag-Along Sale"), then the Dragging Stockholders have the right, by written notice to each Stockholder Party prior to the proposed effective date of the proposed Drag-Along Sale, to compel each Stockholder Party to sell a proportionate amount of its shares of Common Stock in the proposed Drag-Along Sale for the same price per share of Common Stock and on the same terms as the Drag-Along Sale.

IPO Cooperation; Books and Records. Under the Stockholders Agreement, the Stockholder Parties have agreed, in connection with any initial public offering of the Issuer, to cooperate with each other and with the Issuer and to take all such action as may be reasonably required in connection therewith to effectuate, or cause to be effectuated, such initial public offering. Additionally, under the Stockholders Agreement, the Stockholder Parties are entitled to access to inspect the Issuer's books and records and to discuss the Issuer's and its subsidiaries' affairs with members of the Issuer's management.

The foregoing summary of the Stockholders Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Stockholders Agreement filed herewith as Exhibit 1, which is incorporated herein by reference.

Registration Rights Agreement

Pursuant to the Plan, on the Effective Date, the Issuer and the recipients of certain of its securities under the Plan, including the Reporting Persons, entered into a Registration Rights Agreement (the "Registration Rights Agreement"). Under the Registration Rights Agreement, the Issuer has granted registration rights to those recipients who are party to the Registration Rights Agreement (the "Investors") with respect to certain Registrable Securities.

Initial Registration. Pursuant to the Registration Rights Agreement, the Issuer is required to prepare a registration statement on Form S-3 covering the resale of Initial Registrable Securities (as defined in the Registration Rights Agreement) and, as soon as reasonably practicable, file the registration

CUSIP No. 148411309	SCHEDULE 13D	Page 8 of 15 Pages

statement with the SEC. The registration statement must be filed on or before the later of (i) 90 days after the Effective Date and (ii) the date specified in a written notice to the Issuer by the holders of at least a majority of the Registrable Securities (calculated on an as-converted basis). The registration statement must cover (i) the shares of Common Stock issued to the Investors pursuant to the Plan plus (ii) 125% of the number of shares of Common Stock issuable upon conversion of the Convertible Notes issued pursuant to the Plan (without regard to any payments made in respect of any premium, make-whole premium or fundamental change) as of the trading day immediately preceding the filing deadline for registration statement and, to the extent permitted by SEC guidance, must also include an indeterminate number of shares of Common Stock issuable upon conversion of the Convertible Notes as a result of adjustments to the conversion rate pursuant to the indenture for the Convertible Notes. The term "Initial Registrable Securities" includes (i) all shares of the Common Stock beneficially owned by the Investors as of the business day prior to the date of the initial filing of such registration statement, (ii) all shares of Common Stock issued or issuable pursuant to the terms of Convertible Notes beneficially owned by the Investors as of such date, and (iii) any shares of capital stock issued or issuable with respect to the Convertible Notes or the Common Stock described in clause (i) or (ii) as a result of any stock split, stock dividend, recapitalization, exchange or similar event. The Issuer will be required to use its commercially reasonable efforts to have the registration statement declared effective by the SEC as soon as reasonably practicable, but in no event later than the fifth business day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the SEC that such registration statement will not be reviewed or will not be subject to further review.

Additional Registration. From time to time, the Investors may, by written notice to the Issuer, request that an amount of Additional Registrable Securities be registered on a registration statement filed with the SEC. The term "Additional Registrable Securities" means, as of any time, (i) any shares of Common Stock beneficially owned by Investors (including as a result of the beneficial ownership of Convertible Notes or other derivative securities) whose resale is not then covered by any registration statement that has been filed pursuant to the Registration Rights Agreement and is either effective or is in the process of being cleared by the SEC and (ii) any shares of capital stock of the Issuer issued or issuable with respect to the Notes or the New Common Stock, as applicable, as a result of any stock dividend, stock split, combination, reorganization and similar event or otherwise, without regard to any limitations on conversion, amortization and/or redemption of the Convertible Notes. If the Issuer receives such notices with respect to an amount of Additional Registrable Securities representing, on an as-converted basis, at least 1.0% of the outstanding shares of Common Stock, the Issuer will be required to prepare a registration statement covering the resale of Additional Registrable Securities and, as soon as reasonably practicable, file the registration statement with the SEC. The registration statement must be filed within 30 days after the Issuer's receipt of the notice triggering such filing obligation. The registration statement must register for resale at least that number of shares of Common Stock equal to the amount of Additional Registrable Securities determined as of the business day prior to the date such registration statement is initially filed with the SEC, subject to adjustment as provided in the Stockholders Agreement. Under the Registration Rights Agreement, the Issuer must provide notice to the Investors of the anticipated filing date of the registration statement not less than five business days prior to the anticipated filing date, and each Investor is required to notify the Issuer of the number of shares of Common Stock to be included by it in the registration statement not later than the third business day after receipt of such notice from the Issuer. The Issuer will be required to use its commercially reasonable effort to have each such registration statement declared effective by the SEC as soon as reasonably practicable, but in no event later than the date which is the earlier of (x) 90 calendar days after the earlier of the filing date of such registration statement and 30 days after the Issuer's receipt of the notice triggering such filing obligation and (y) the fifth business day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the SEC that such registration statement will not be reviewed or will not be subject to further review.

CUSIP No. 148411309	SCHEDULE 13D	Page 9 of 15 Pages

The term "Registrable Securities" means the Initial Registrable Securities and the Additional Registrable Securities; provided, however, Registrable Securities shall cease to constitute Registrable Securities to the extent such securities may be sold pursuant to Rule 144 promulgated under the Securities Act (or any similar provision then in force) without regard to volume or manner of sale limitations and constitute less than 2.5% of the outstanding Common Stock on an as-converted basis and on an aggregate basis.

Underwritten Public Offering. Pursuant to the Registration Rights Agreement, among other things, any Investor holding Registrable Securities whose resale is covered by an effective registration statement filed pursuant to the Registration Rights Agreement may request that the Issuer perform its obligations under the Registration Rights Agreement in the form of a firm commitment underwritten public offering. The Issuer, however, will not be obligated to conduct an underwritten public offering unless the aggregate proceeds reasonably anticipated to be generated, net of underwriting discounts and commissions, equals or exceeds $10 million or unless such Underwritten Offering includes all of the Registrable Securities then owned by the requesting Investors.

The Registration Rights Agreement includes customary indemnification provisions.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Registration Rights Agreement filed herewith as Exhibit 2, which is incorporated herein by reference.

Convertible Notes

On the Effective Date and pursuant to the Plan, the Issuer issued to the Reporting Persons $49,659,301 aggregate principal amount of Convertible Notes, in respect of claims under the 2018 Notes and the 2019 Notes and for cash pursuant to a commitment agreement, dated as of June 16, 2017 (as amended, the "Commitment Agreement"), by and among the Issuer, the Reporting Persons and certain other creditors of the Issuer. The Convertible Notes are convertible at the election of the holder at any time into shares of Common Stock, cash or a combination of Common Stock and cash, at the option of the Issuer. The Convertible Notes held by the Reporting Persons are initially convertible into 13,177,915 shares of Common Stock. The Reporting Persons disclaim beneficial ownership of any shares of Common Stock that they might receive upon conversion of the Convertible Notes.

Pursuant to the Plan, on the Effective Date, the Issuer entered into an Indenture (the "Convertible Notes Indenture") with Wilmington Savings Fund Society, FSB ("WSFS, FSB"), as trustee and collateral agent ("Indenture Agent") and, pursuant thereto, issued the Convertible Notes.

The Convertible Notes are five year senior obligations of the Issuer and certain of its subsidiaries, secured by a lien on all or substantially all of the assets of the Issuer, its domestic subsidiaries and certain of its foreign subsidiaries, which lien the Indenture Agent has agreed will be junior to the lien of the agent for the Issuer's senior credit agreement.

The Convertible Notes are convertible into shares of the Issuer's common stock at any time at the initial conversion rate of 0.2654 shares of Common Stock per $1.00 principal amount of Convertible Notes, which rate is subject to adjustment as set forth in the Convertible Notes Indenture. The value of shares of Common Stock for purposes of the settlement of the conversion right will be calculated as provided in the Convertible Notes Indenture, using a 20 trading day observation period. Upon conversion, the Issuer will pay and/or deliver, as the case may be, cash, shares of the Issuer's common stock or a combination of cash and shares of the Issuer's common stock, at the Issuer's election, together with cash in lieu of fractional shares.

CUSIP No. 148411309	SCHEDULE 13D	Page 10 of 15 Pages

Convertible Notes that are deemed, in accordance with the Convertible Notes Indenture, to have been converted in connection with a "Fundamental Change" (as defined in the Convertible Notes Indenture) are convertible, for each $1.00 principal amount of the Convertible Notes, into that number of shares of Common Stock equal to the greater of (a) $1.00 divided by the then applicable conversion price and (b) $1.00 divided by the stock price with respect to such Fundamental Change, subject to other provisions of the Convertible Notes Indenture.

The Convertible Notes are guaranteed, jointly and severally, by certain subsidiaries of the Issuer. The Convertible Notes and the related guarantees are secured by a lien on substantially all of the Issuer's and the guarantors' assets, subject to certain exceptions pursuant to certain collateral documents pursuant to the Convertible Notes Indenture. The terms of the Convertible Notes contain numerous covenants imposing financial and operating restrictions on the Issuer's business. These covenants place restrictions on the Issuer's ability and the ability of its subsidiaries to, among other things, pay dividends, redeem stock or make other distributions or restricted payments; incur indebtedness or issue certain stock; make certain investments; create liens; agree to certain payment restrictions affecting certain subsidiaries; sell or otherwise transfer or dispose assets; enter into transactions with affiliates; and enter into sale and leaseback transactions.

The Convertible Notes may not be redeemed by the Issuer in whole or in part at any time, subject to certain exceptions provided under the Convertible Notes Indenture. In addition, if a Fundamental Change occurs at any time, each holder of any Convertible Notes has the right to require the Issuer to repurchase such holder's Convertible Notes for cash at a repurchase price equal to 100% of the principal amount thereof, together with accrued and unpaid interest thereon, subject to certain exceptions.

The Issuer must use the net proceeds of material sales of collateral, which proceeds are not used for other permissible purposes, to make an offer of repurchase to holders of the Convertible Notes. Indebtedness with respect to the Convertible Notes is subject to acceleration upon the occurrence of specified defaults or events of default, including failure to pay principal or interest, the inaccuracy of any representation or warranty of any obligor under the Convertible Notes, failure by an obligor under the Second Lien Notes to perform certain covenants, the invalidity or impairment of the Indenture Agent's lien on its collateral or of any applicable guarantee, and certain adverse bankruptcy-related and other events.

Interest on the Second Lien Notes accrues at the rate of 5.00%, except that the Issuer may, in certain circumstances, pay at the rate of 7.00% in kind.

The foregoing summary of the Convertible Notes Indenture does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Convertible Notes Indenture filed herewith as Exhibit 3, which is incorporated herein by reference.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement on September 11, 2017 with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto (the "Joint Filing Agreement"). The Joint Filing Agreement is attached hereto as Exhibit 4 and incorporated herein by reference.

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Item 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1:	Stockholders Agreement dated as of August 31, 2017 by and among A. M. Castle & Co. and certain beneficial owners or holders of Common Stock party thereto (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-A filed with the SEC on August 31, 2017)

Exhibit 2:	Registration Rights Agreement dated as of August 31, 2017 by and among A. M. Castle & Co. and certain beneficial owners or holders of Common Stock party thereto (incorporated by reference to Exhibit 10.2 to the Issuer's Form 8-A filed with the SEC on August 31, 2017)

Exhibit 3:	Indenture dated August 31, 2017, between A.M. Castle & Co., certain of its subsidiaries and Wilmington Savings Fund Society, FSB, as Trustee and Collateral Agent (incorporated by reference to Exhibit 10.2 to the Issuer's Form 8-K filed with the SEC on September 6, 2017)

Exhibit 4:	Joint Filing Agreement, dated September 11, 2017, between Highbridge Capital Management, LLC and 1992 MSF International Ltd.

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SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 11, 2017

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

1992 MSF INTERNATIONAL LTD.
By: Highbridge Capital Management, LLC,
solely in its capacity as its Trading Manager

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

CUSIP No. 148411309	SCHEDULE 13D	Page 13 of 15 Pages

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: September 11, 2017

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

1992 MSF INTERNATIONAL LTD.
By: Highbridge Capital Management, LLC,
solely in its capacity as its Trading Manager

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

CUSIP No. 148411309	SCHEDULE 13D	Page 14 of 15 Pages

Schedule A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF HIGHBRIDGE CAPITAL MANAGEMENT, LLC

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of Highbridge Capital Management, LLC (the "Instruction C Persons"). To the best of Highbridge Capital Management, LLC's knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D.

REPORTING PERSON: HIGHBRIDGE CAPITAL MANAGEMENT, LLC

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of Highbridge Capital Management, LLC:

Name	Position and Present Principal Occupation	Citizenship	Business Address
Oliva, John, Leo	Chief Compliance Officer/Managing Director	United States	c/o Highbridge Capital Management, LLC, 40 West 57th Street, 32nd Floor, New York, New York 10019
Hayward, Christopher, Bryan	Managing Partner/Managing Director	United States	c/o Highbridge Capital Management, LLC, 40 West 57th Street, 32nd Floor, New York, New York 10019
Creatore, Marc, David	Chief Operating Officer/Managing Director	United States	c/o Highbridge Capital Management, LLC, 40 West 57th Street, 32nd Floor, New York, New York 10019
Roberts, Max, Franklin	Chief Risk Officer/Managing Director	United States	c/o Highbridge Capital Management, LLC, 40 West 57th Street, 32nd Floor, New York, New York 10019
Vanacore, Mark, Joseph	Chief Investment Officer/Managing Director	United States	c/o Highbridge Capital Management, LLC, 40 West 57th Street, 32nd Floor, New York, New York 10019
Salveson, Blair, Adam	Chief Financial Officer (Management Company)/Managing Director	United States	c/o Highbridge Capital Management, LLC, 40 West 57th Street, 32nd Floor, New York, New York 10019

CUSIP No. 148411309	SCHEDULE 13D	Page 15 of 15 Pages

Parker, Julie, Elizabeth	Chief Legal Officer	United States	c/o Highbridge Capital Management, LLC, 40 West 57th Street, 32nd Floor, New York, New York 10019

REPORTING PERSON: 1992 MSF INTERNATIONAL LTD.

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of 1992 MSF International Ltd.:

Name	Position	Present Principal Occupation	Citizenship	Business Address
Clive Harris	Director	Chartered Accountant (England & Wales)	United Kingdom	#7 Raleigh Harbour North, 228 Raleigh Quay, Governor's Harbour, West Bay, Grand Cayman, Cayman Islands
Richard C. Crawshaw	Director	Chartered Accountant (England & Wales)	United Kingdom	17 Silver Thatch Drive, George Town, Grand Cayman, Cayman Islands
Bernard Lozé	Director	Chairman and Founder of Lozé et Associés	France	43 Avenue Marceau, 75116 Paris, France